Exhibit 3.1

TRANSLATION

This document is a fair but an unofficial English translation of the Articles of Association of CMB.TECH NV. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

Limited Liability Company (under Belgian Law)

De Gerlachekaai 20, 2000 Antwerpen

Registered within the jurisdiction of the Enterprise Court of Antwerp

Enterprise number 0860.402.767

COORDINATED ARTICLES OF ASSOCIATION

of 22 May 2025

SECTION 1. LEGAL FORM - NAME – REGISTERED OFFICE – OBJECT – DURATION

Article 1.	The company has the legal form of a limited liability company (“naamloze vennootschap”). Its name is “EURONAV”. In accordance with the decision of the extraordinary general meeting of 2 July 2024, its name will be “CMB.TECH” as from 1 October 2024.

Article 2.	The registered office of the company is established in the Flemish Region.

Article 3.	The object of the company consists of all operations related to the maritime transport and ship owning, particularly chartering in and out, acquisition and sale of ships, opening and operation of regular shipping lines.

This enumeration is not restrictive.

Furthermore, the object of the company also comprises the acquisition, the management, the sale and transfer of participating interests in all existing or still to be incorporated companies, with industrial, financial or commercial activities.

The company is also authorised to associate with any private person, companies or associations having a similar object, to merge with them and to bring in or to transfer to them, temporarily or definitely, the whole or part of its assets.

The company may carry out, both in Belgium and abroad, all operations involving real and immovable property, all financial, commercial and industrial operations, which have a direct or indirect connection with its object and namely all operations concerning the transport of all kind, by air, by sea and waterways, and by land.

The company is also entitled to provide its assets as collateral security for financing granted to the group of companies to which it belongs, to the extent that such financing is useful for its activity or the activity of the companies belonging to its group or the realisation of its corporate objects.

The general meeting of shareholders is entitled to modify the object under the conditions of the applicable law.

Article 4.	The company is founded for an unlimited period of time.

The company may be dissolved only by decision of the general shareholders’ meeting under the conditions provided by law for amendment of the articles of association.

SECTION 2. SHARE CAPITAL - SHAREHOLDERS

Article 5.	The share capital of the company amounts to two hundred thirty- nine million one hundred forty-seven thousand five hundred and five US Dollars and eighty-two cents (USD 239,147,505.82) and is represented by two hundred twenty million twenty-four thousand seven hundred thirteen (220,024,713) shares without par value.

The share capital is paid up in full.

The reference value of the share capital for purposes of implementing the provisions of the applicable law amounts to two hundred and three million four hundred sixty thousand five hundred twenty-nine euro and three cents (EUR 203,460,529.03). This value is based on the exchange rate of the US Dollar on the eleventh of June two thousand eighteen (14h15) published by the European Central Bank, as it appears from the bank statement delivered by BNP Paribas Fortis on the eleventh of June two thousand eighteen, attached to the authentic deed executed on the twelfth of June two thousand eighteen before the Civil Law Notary Van Ooteghem, in Temse, containing modification of the articles of association.

Article 6.	Whenever the share capital is increased, and except when the remuneration of contributions in kind is concerned, the new shares must be offered first to the existing shareholders in proportion to the amount of capital that their shares represent at the time of the issue.

However, notwithstanding the foregoing, the general shareholders’ meeting can at all times decide, under the conditions provided by law for amendment of the articles of association, that the whole or part of the new shares to be subscribed in cash, will not be offered by preference to the existing shareholders. When suspending or restricting the preferential subscription right, the general shareholders’ meeting may give the existing shareholders a right of priority on allotment of new the shares.

The general shareholders’ meeting may also decide to issue convertible bonds or subscription rights, whether or not linked to subordinated or unsubordinated bonds. On such issue, the general shareholders’ meeting may suspend or restrict the preferential subscription rights of existing shareholders. If the preferential subscription rights are suspended or restricted, a right of priority may be granted to existing shareholders on allotment of the bonds or subscription rights.

In all cases, the management board is empowered, under the terms and conditions it thinks fit, to enter into agreements in order to ensure the subscription of the whole or part of the shares to be issued.

Article 7.	The supervisory board is authorised to increase the share capital in one or several times subject to the terms and conditions to be determined by the supervisory board and in accordance with the at the time of the share capital increase prevailing legal provisions.

Furthermore, the supervisory board is authorised to decide in one or several times on the issue of convertible bonds, subordinated or otherwise, or subscription rights, whether or not linked to subordinated or unsubordinated bonds and which may lead to increases of share capital.

This authorization is granted for an amount of two hundred thirty-nine million one hundred forty-seven thousand five hundred (239,147,500) US Dollars. Upon deciding on share capital increase or on an issue of the aforementioned convertible bonds or subscription rights to which in principle the preferential subscription rights of the existing shareholders apply the supervisory board is authorized, in the company’s interest, to (i) restrict or suspend the preferential subscription rights of the existing shareholders, (ii) restrict or suspend the preferential subscription rights of the existing shareholders in favor of one or more specific persons, other than members of the personnel of the company or of its subsidiaries, or (iii) increase the share capital by means of the conversion of reserves. If the preferential subscription rights are suspended or restricted, the supervisory board may grant a right of priority to the existing shareholders on allotment of the new shares, convertible bonds or subscription rights.

The reference value of the authorized capital by implementation of the applicable law amounts to two hundred and eleven million two hundred and thirty-eight thousand nine hundred and eighty-six euro and seventy-five cents (EUR 211,238,986.75). This value is based on the exchange rate of the US Dollar on 21 May 2025 published by the European Central Bank, as it appears from the bank statement delivered by BNP Paribas Fortis Bank on 21 May 2025, attached to the authentic deed executed on 22 May 2025 before the Civil Law Notary Wesley Cielen, in Antwerp.

The increases of the share capital decided upon under this authorisation may be carried out by both contribution in cash or in kind and by the incorporation of reserves, including the share premium account available for distribution. The reserves may be incorporated with or without new shares being issued.

In addition, the supervisory board is authorized to determine the dividend entitlement of the shares that will be issued following share capital increases and of the shares that will be issued following the conversion of the bonds or exercise of the subscription rights carried out under this authorisation.

The supervisory board may exercise this authorisation during the five years following publication of the decision of the extraordinary general shareholders’ meeting of 22 May 2025. This authorisation can be renewed in accordance with the at the time of the renewal prevailing legal provisions.

Article 8.	-(deleted by decision of the extraordinary shareholders meeting held on 10 November 2021)-

Article 9.	The capital calls are done by registered letter, at least one month before their payability. The management board fixes the amount and the due date of the capital calls.

By default of payment on calls on the fixed date of maturity the interest rate due to the company will be the rate of interest of the marginal lending facility of the European Central Bank increased by one per cent, to be calculated as from the date of payability, without summons nor claims before court. In case the payment is not carried out within one month from the date of payability and within a week after the publication of a simple notice in the Belgian Official Gazette, the management board is empowered to have the shares that are in arrears with calls to be sold on the stock exchange through a stockbroker, for account and risk of the defaulting shareholders.

The defaulting shareholders will have to make up for the difference between the subscription price and the price obtained, less the payments already made.

The right to have the shares sold will not bar the company to exercise simultaneously other means provided by law.

Article 10.	The shares are, at the option of the shareholder, registered shares or dematerialized shares.

Each shareholder may at all times and at his own expense request the conversion of his shares into registered or dematerialized shares.

Shares shall remain registered until they are fully paid up.

Article 11.	A share register is kept at the registered office of the company and may be split by decision of the supervisory board in accordance with the provisions of the applicable law.

The register of registered shares, the register of any registered bonds or any other registered securities or financial instruments issued by the company may be held in electronic form.

Article 12.	The company recognises only one owner per share.

In case several persons are the owners of a share, the company is entitled to suspend the exercise of the rights attached thereto until one person only has been appointed to act as the owner of the share in respect of the company.

Article 13.	Under the conditions laid down by law, the company and its direct and indirect subsidiaries may acquire and dispose of the shares of the company.

The supervisory board is authorized to dispose of the acquired shares of the company to one or more specific persons, other than members of the personnel of the company or one of its subsidiaries.

SECTION 3. MANAGEMENT – CONTROL

Section 3.1. Two-tier board structure

Article 14.	The company is managed by a supervisory board of at least five and maximum ten members, whether shareholders or not, and a management board of at least three members. One cannot be a member of both boards.

The members of the supervisory board are appointed for a term of maximum four years by the general shareholders’ meeting and at any time removable by it. The members of the management board are appointed and dismissed by the supervisory board.

At least three of the thus appointed members of the supervisory board shall meet the criteria stated in the applicable law with respect to independent directors.

The term of office of the members of the supervisory board comes to an end immediately after the ordinary general shareholders’ meeting.

If a membership is entrusted to a legal entity, it appoints one physical person as its permanent representative in accordance with the provisions of the applicable law, subject to acceptance of this person by the other members of the respective board of the company.

Section 3.2. Supervisory board

Article 15.	The supervisory board is responsible for the general policy and strategy of the company and has the power to perform all acts that are exclusively reserved to it by the applicable law. The supervisory board drafts all reports and proposals in accordance with books 12 and 14 of the Code of Companies and Associations. It supervises the management board.

Within the limits of its authority, the supervisory board may confer special powers on agents of its choice.

Article 16.	In case of vacancy of the mandate of a member of the supervisory board due to the death, resignation or another reason, the remaining members of the supervisory board may arrange for replacement.

In that case, the next general shareholders’ meeting will make a definitive appointment.

A member nominated under the circumstances mentioned above, is only appointed for the time required to terminate the mandate of the member whose place he takes, unless otherwise decided by the general shareholders’ meeting.

Article 17.	The supervisory board elects a chairman among its members and may also elect one or more vice-chairmen. The supervisory board shall appoint its secretary, who need not to be a member.

Article 18.	Unless the supervisory board should make other arrangements, it shall function as follows.

The supervisory board meets (i) at the request and under the chairmanship of its chairman, or in case of impediment of the latter, of a vice-chairman, or in their absence, of a member who is appointed by his colleagues, (ii) whenever this is required by the company’s interest and (iii) whenever at least three members are requesting it.

Notices of the meetings of the supervisory board are properly given in writing, by telecopy, by electronic mail or by phone. The meeting is held at the place mentioned in the convening notices.

The supervisory board meetings may be held by telephone conference call or any other means of communication. In such case, it is deemed to take place at the registered office unless agreed upon differently by the supervisory board.

A member who is unable to attend may give a proxy in writing or by email to any of his colleagues of the board to represent him at a determined meeting of the supervisory board and to vote in his place. However, no member is allowed to represent more than one other member in this way.

A member is equally permitted, but only in cases when at least half of the members of the supervisory board are present in person, to give his opinion and express his vote in writing or by email.

In any case, the member who may is unable to attend the supervisory board meeting may participate in the deliberation and decision making by phone, video conference or any other similar means of communication.

For the rest, the supervisory board may make all arrangements for the effective functioning of the supervisory board and its committees.

Article 19.	Except for cases or circumstances beyond one’s control, the supervisory board can only deliberate and decide validly when at least half of its members are present or represented. Members of the supervisory board who, in accordance with applicable law, may not participate in the deliberation and the vote are not included to determine whether the quorum has been reached.

All decisions of the supervisory board are taken by simple majority of the votes.

The resolutions of the supervisory board may also be passed by unanimous written agreement of the members.

Article 20.	The deliberations of the supervisory board are recorded in minutes, signed by the chairman and the members who request it and kept at the registered office of the company.

The copies and extracts of the minutes of meetings of the supervisory board, to be produced in court cases or elsewhere, are certified and signed by the chairman or, in his absence, by the longest-serving member.

Article 21.	The general shareholders’ meeting may grant the members of the supervisory board a fixed remuneration and attendance fees.

Section 3.3. Management board

Article 22.	The management board has the power to carry out all acts necessary or useful to the realisation of the company’s object with the exception of those reserved by law to the supervisory board or the general shareholders’ meeting.

Within the limits of its authority, the management board may confer special powers on agents of its choice.

Article 23.	The supervisory board shall appoint the chief executive officer, who shall be the chairman of the management board. The management board may also elect one or more vice-chairmen.

Article 24.	Unless the management board should make other arrangements, it shall function as follows.

The management board meets (i) at the request and under the chairmanship of its chairman, or in case of impediment of the latter, of a vice-chairman, or in their absence, of a member who is appointed by his colleagues, (ii) whenever this is required by the company’s interest and (iii) whenever at least three members are requesting it.

The deliberations of the management board are recorded in minutes, signed by the members who took part in the deliberation and kept at the registered office of the company.

The copies and extracts of the minutes of meetings of the management board are certified and signed by one or more members with representation powers.

The resolutions of the management board may also be passed by unanimous written agreement of the members.

For the rest, the management board may make all arrangements for its effective functioning.

Article 25.	The supervisory board determines the remuneration of the members of the management board.

Section 3.4. External representation

Article 26.	The supervisory board represents the company vis-à-vis third parties in all matters for which it has exclusive competence in accordance with the applicable law. With regard to the powers of the supervisory board, the company is also represented by two members of the supervisory board acting jointly.

The management board represents the company vis-à-vis third parties in all matters, with the exception of those matters for which, in accordance with the applicable law, the supervisory board has exclusive competence. With regard to the powers of the management board, the company is also represented by two members of the management board acting jointly.

Lastly, the company may be represented by persons especially empowered for that purpose and persons delegated with the powers of daily management within the scope of such powers.

Section 3.5. Control

Article 27.	The control over the financial situation, the annual accounts, and the regularity, from the legal point of view and according to the articles of association, of the transactions to be recorded in the annual accounts, is entrusted to one or several auditors.

The auditors are appointed by the general shareholders’ meeting among the members, individuals or legal entities – provided that a permanent representative is appointed -, of the Institute of Auditors.

The auditors are appointed for a period of three years and are eligible for re-election subject to the limitations thereto in the applicable law.

The number of auditors and their allowance are determined by the general shareholders’ meeting. The allowances will only consist in a fixed amount determined by the general shareholders’ meeting at the beginning and for the duration of the mandate. They can only be altered with the agreement of the parties involved.

The mandates of the retiring auditors expire immediately after the ordinary general shareholders’ meeting.

SECTION 4. GENERAL SHAREHOLDERS’ MEETING

Article 28.	The regularly convened general shareholders’ meeting represents all shareholders. Its decisions are binding upon all of them, even upon the absent or dissenting shareholders.

Article 29.	Each share gives entitlement to one vote, subject to the application of the provisions of the applicable law.

Article 30.	The ordinary general shareholders’ meeting is held in Antwerp, on the third Thursday of the month of May, at ten thirty a.m., in the place mentioned in the convening notices. If that day is a legal holiday, the meeting will be held on the first preceding working day.

The ordinary general shareholders’ meeting shall be convened by the supervisory board.

Article 31.	The supervisory board or the auditors may convene a special and extraordinary general shareholders’ meeting. They must do so at the request of one or more shareholders who represent at least one tenth of the share capital. This request must list and substantiate the proposed agenda items and draft resolutions.

Shareholders who exercise their legal right to put items on the agenda of the general shareholders’ meeting, must include in their request the text of the items to be included and the accompanying draft resolutions. Shareholders who exercise their legal right to table draft resolutions regarding items included on the agenda of the general shareholders’ meeting, must include in their request the text of the draft resolutions.

Article 32.	General shareholders’ meetings are convened in accordance with the relevant provisions of the applicable law.

A shareholder of shares which are tradable on the New York Stock Exchange only has the right to be admitted to and vote at the general shareholders’ meeting if such shareholder complies with the conditions and formalities set out in the convening notice, as decided upon by the supervisory board in compliance with the applicable law.

The supervisory board may, in compliance with the applicable law, establish means for determination of record ownership of shares reflected directly or indirectly on the part of the company’s share register maintained in the United States and tradable on the New York Stock Exchange.

Article 33.	If permitted by the convening notice, the shareholders who have complied with the attendance formalities referred to in article 32 of these articles of association can participate in the shareholders meeting by electronic means upon satisfaction of the conditions and formalities set out in the convening notice. This notice will provide indications as to the means used by the company to identify the shareholders participating by electronic means and whether they can take part to the deliberations of the shareholders meeting and/or ask questions.

Article 34.	If permitted by the convening notice, the shareholders who have complied with the attendance formalities referred to in article 32 of these articles of association can vote remotely at any shareholders meeting by completing a form provided by the company, either by correspondence or by electronic means, in accordance with the instructions included in the convening notice. Possible reports provided to the company by its U.S. transfer agent and other service providers that reflect the votes issued by the company’s shareholders as at the record date, may be accepted by the company as valid for the purposes of issuing votes through letter for shares listed on the

New York Stock Exchange. Shares will be taken into account for the computation of the quorum and the votes only if the applicable form provided by the company has been duly completed and returned to the company no later than six days before the date of the meeting. Where the convening notice permits shareholders to vote remotely by electronic means, this notice will provide indications as to the means used by the company to identify the shareholders voting remotely.

Article 35.	Unless provided for differently in the applicable law, a shareholder may arrange to be represented at the general shareholders’ meeting by only one single proxy. A proxy holder may represent more than one shareholder.

The designation of a proxy holder by a shareholder will occur as stated in the convening notice. The supervisory board may decide on the form of the proxies and may stipulate that such proxy be deposited at the place it indicates, within the period it fixes and that no other forms will be accepted.

Article 36.	An attendance sheet showing the identity of the shareholders and the number of shares they represent, must be signed by each of them or by their proxy before entering the general shareholders’ meeting.

Article 37.	The chairman of the supervisory board or another member of the supervisory board delegated for this purpose by his colleagues presides over the general shareholders’ meeting. The chairman appoints the secretary and the meeting elects two tellers among its attendants. The other attending members of the supervisory board complete the bureau.

Article 38.	Except for the cases referred to in article 39 of these articles of association, the general shareholders’ meeting may pass resolutions by a simple majority of votes, whatever the number of shares participating in the voting.

Abstentions are not taken into account in the calculation of the votes.

The voting is done by show of hands or by call-over, unless the general shareholders’ meeting would decide otherwise by a simple majority of votes.

Article 39.	Subject to the observance of the legal requirements in respect of attendance and majority, the general shareholders’ meeting may amend the articles of association.

Article 40	The supervisory board has the right, prior to any ordinary, special or extraordinary general shareholders’ meeting, to postpone or cancel the meeting. This is in addition to the legal right of the supervisory board to postpone for up to five weeks (i) any ordinary, special or extraordinary general shareholders’ meeting due to an announcement regarding a significant participation and (ii) during the ordinary general shareholders’ meeting, the decision regarding the approval of the financial statements.

This adjournment of the decision regarding the approval of the financial statements puts an end to the deliberation and renders invalid the resolutions passed with regard to the financial statements, including the resolutions on the discharge of the members of the supervisory board and the auditors. However, it does not affect the deliberation nor the decisions in respect of resolutions having nothing to do with the financial statements.

All shareholders shall be called to attend the next meeting and admitted, provided that they have completed the formalities laid down in the articles of association, and this regardless of whether or not they attended the first meeting either in person or by proxy.

At the second meeting, the agenda of the initial meeting shall be dealt with in its entirety.

Article 41.	The minutes of the general shareholders’ meeting are signed by the members of the bureau. Copies and extracts shall be validly signed by two members of the supervisory board.

SECTION 5. BALANCE SHEET – PROFIT – APPROPRIATION OF RESULTS

Article 42.	The financial year begins on the first of January and ends on the thirty-first of December of each year. The documents required by law are prepared within the prescribed terms through the care of the supervisory board.

Moreover, in relation with these documents and within the legal terms, the inspection and communication measures prescribed by the applicable law, will be undertaken.

The annual accounts, the annual report and the auditors’ report are sent, together with the convening notice, to the holders of registered shares.

Article 43.	The credit balance of the income statement is the net profit. From this profit, a minimum of five percent shall first be set aside for the legal reserve; this deduction is no longer compulsory when the reserve reaches one tenth of the company’s share capital.

The supervisory board may propose to the general shareholders’ meeting to allocate the whole or part of the profit, after deduction for the legal reserve, either to a balance brought forward, or to the formation of a special reserve fund.

The dividends are paid at the times and places indicated by the supervisory board.

Article 44.	The supervisory board is authorised, in accordance with applicable law, to pay interim dividends.

SECTION 6. DISSOLUTION – POWERS OF THE LIQUIDATORS

Article 45.	In case of dissolution of the company, whether carried out by court order or following a decision of the general shareholders’ meeting, it continues to exist as a legal person for the purpose of its liquidation until the liquidation is closed.

In case of dissolution, the general shareholders’ meeting has the widest powers to regulate the mode of dissolution, to choose the liquidators and to fix their powers.

After the settlement of all debts and charges, as well as of the liquidation expenses or after deposits having been made to provide therefore, the net assets are divided among all the shares in cash or in securities.

In case all the shares should not be paid-up to an equal extent, the liquidators, prior to proceeding to the division foreseen in the preceding paragraph, will take this diversity into account and restore the balance by putting all the shares on an absolute equality, either by making complementary callings on the insufficiently paid-up shares or by means of preliminary refunds, in cash or in securities, to the shares that are paid-up to a higher proportion.

SECTION 7. REMUNERATION

Article 46.	In accordance with applicable law, the shareholders’ meeting of the twenty-sixth of April two thousand and eleven expressly resolved to exercise its right to opt out from the regime related to (i) the applicability of the provisions in relation to the final acquisition of shares and share options by members of the supervisory and management board; and (ii) the dispersion in time of the payment of the variable remuneration of members of the management board.

SECTION 8. GENERAL PROVISIONS

Article 47.	For the purpose of the implementation of the present articles of association, every member of the supervisory board, every member of the management board, auditor and liquidator, residing abroad, hereby elects domicile at the registered office of the company where all communications, summons, demands or notifications may be validly sent to him, without any other obligation for the company than to hold such documents at the disposal of the addressee.

SECTION 9. TRANSITORY PROVISIONS

Article 48.	Any existing authorisations to the supervisory board, specific or general, as the case may be, shall remain in force until the publication of the renewal of such authorisations granted by the general meeting of shareholders.

* * * *